News Release
Arizona Star Seeks Return of Placer Dome’s Interest in Cerro Casale

Toronto, Ontario, September 27, 2005 – The Board of Directors of Arizona Star Resource Corp. (TSX-V:AZS) said today that it has been notified by Placer Dome Inc. that Placer Dome has concluded that the Cerro Casale project is not financially viable at this time and is not financeable under the terms of the Compania Minera Casale Shareholders’ Agreement.

The Board of Directors of Arizona Star disagrees with Placer Dome’s conclusion and supports Bema Gold Corporation’s view that Cerro Casale is financeable in today’s metal market environment under the terms of the Shareholders’ Agreement, which states that if the project is financeable, Placer Dome must arrange project financing or return its interest to Arizona Star and Bema Gold.

The Board of Directors of Arizona Star believes that the incomplete data provided by Placer Dome to date does not constitute the updated feasibility study required to properly evaluate the project and arrange financing. Key optimization studies promised to the joint venture have also not been completed.

In information provided to Arizona Star by Placer Dome, it appears that Placer Dome has elected to determine the financial viability of Cerro Casale using the same metal price assumptions for pit design as in its 2000 feasibility study (namely US$350 gold and US$0.95 copper) while reflecting the higher operating and capital costs prevalent in the current environment. This approach to mine planning has resulted in the loss of 4.3 million ounces of recovered gold and 1.1 billion pounds of recovered copper over the life of the project. In the opinion of Arizona Star, this is just one example of an interpretation of data which appears to make the project uneconomic.

Arizona Star has decided to take the necessary steps, in cooperation with Bema Gold, to have Placer Dome’s interest in Cerro Casale returned to Arizona Star and Bema Gold as contemplated in the Shareholders’ Agreement. The Board of Arizona Star believes that it is now in the best interests of its shareholders to replace Placer Dome with a new senior partner for the project. In the view of Arizona Star, the Cerro Casale project remains one of the best undeveloped gold-copper projects in the world today.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the efect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could difer materially from those currently anticipated in such statements.